Exhibit 99.2

RIO ALTO MINING LIMITED

ANNUAL INFORMATION FORM

For the Financial Year Ended May 31, 2011

August 29, 2011

TABLE OF CONTENTS

INTRODUCTION	1

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION	1

GLOSSARY OF TERMS	3

PRELIMINARY NOTES	9

CORPORATE STRUCTURE	11

GENERAL DEVELOPMENT OF THE BUSINESS	12

DESCRIPTION OF THE BUSINESS	15

LA ARENA PROJECT	16

RISK FACTORS	35

DIVIDENDS	43

CAPITAL STRUCTURE	43

MARKET FOR SECURITIES	44

ESCROWED SECURITIES	46

DIRECTORS AND OFFICERS	46

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	53

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53

TRANSFER AGENTS AND REGISTRARS	53

MATERIAL CONTRACTS	53

INTERESTS OF EXPERTS	53

ADDITIONAL INFORMATION	54

SCHEDULE A	55

INTRODUCTION

This is the Annual Information Form for Rio Alto Mining Limited (“Rio Alto” or the “Company”) dated as at August 29, 2011. Unless otherwise indicated, information in this Annual Information Form is provided as of May 31, 2011.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", “propose”, "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this Annual Information Form and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this Annual Information Form contains forward-looking statements, pertaining to the following:

  capital expenditure programs and cash flow estimates;

  development of resources and reserves;

  treatment under governmental regulatory and taxation regimes and other governmental financial regimes;

  expectations regarding the Company’s ability to raise capital;

  expenditures to be made by the Company to meet certain work commitments;

  work plans to be conducted by the Company; and

  the production of gold and copper from the Company’s La Arena Project..

With respect to forward-looking statements listed above and contained in this Annual Information Form, the Company has made assumptions regarding, among other things:

  the legislative and regulatory environment;

  the impact of increasing competition;

  unpredictable changes to the market prices for gold, copper and other metals;

  that costs related to development and operation of mine properties remain consistent with historical experiences;

  anticipated results of exploration, development and production activities; and

  the Company’s ability to obtain additional financing on satisfactory terms.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

  uncertainties regarding regulatory, taxation and other governmental financial regimes;

  volatility in the market prices for mineral products and metals;

  uncertainties associated with estimating resources and reserves;

  geological, technical, drilling and processing problems;

  liabilities and risks, including environmental liabilities and risks, inherent in the mining and mineral exploration business;

  fluctuations in currency and interest rates;

  incorrect assessments of the value of acquisitions;

  unanticipated results of exploration activities;

  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; and

  unpredictable weather conditions.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of these risk factors set forth above.

GLOSSARY OF TERMS

In this Annual Information Form, the terms set forth below have the meanings indicated:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000 c.B-15, as amended, including all regulations promulgated thereunder;

“Affiliate” means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(c)	a company controlled by that Person, or

(d)	an Affiliate of that Person or an Affiliate of any company controlled by that Person;

“assay” is an analysis to determine the amount or proportion of the element of interest contained within a sample;

“Associate” when used to indicate a relationship with a Person, means:

(e)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(f)	any partner of the Person,

(g)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(h)	in the case of a Person, who is an individual:

(i) that Person’s spouse or child, or

(ii) any relative of the Person or of his spouse who has the same residence as that Person;

but

(i)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member Company or holding company of a Member Company, then such determination shall be determinative of their relations in the application of Rule D with respect to that Member firm, Member Company or holding company;

“Ball mill” is a horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder;

“Carbonaceous” means containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass;

“Carbon-in-leach” is a process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon particles occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse;

“Coffey Mining” means Coffey Mining Pty Ltd.;

“Common Shares” means the common shares in the capital of the Company;

“concentrate” is a processing product containing valuable ore mineral from which most of the waste mineral has been eliminated;

“Contained ounces” represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process;

“Contango” is the positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates;

“Company”or “Rio Alto” means Rio Alto Mining Limited (formerly Mexican Silver Mines Ltd. “Mexican Silver”);

“Concession” is that portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface;

“Crushing” means the breaking of ore from the size delivered from the mine into smaller more uniform fragments;

“cut-off grade” is the minimum metal grade at which material can be economically mined and processed and is used in the calculation of ore reserves;

“Development” is work carried out for the purpose of opening up a mineral deposit. In an open pit mine this includes the removal of overburden or waste rock. In an under ground mine this includes shaft sinking, ramping, crosscutting, drifting and raising;

“Dilution” is sub-economic material unavoidably included with mined ore, lowering the overall mined grade;

“Doré” is unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be refined into almost pure metal;

“Drift” is a horizontal or near horizontal tunnel driven within or alongside an ore body and aligned parallel to the long dimension of the ore;

“Drift-and-fill” is a method of underground mining used for flat-lying mineralization or where ground conditions are less competent;

“drilling” generally consists of core drilling, reverse circulation drilling, conventional rotary drilling and in-fill drilling. “Core drilling” is a drilling method that uses a rotating barrel and an annular-shaped, diamond impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected for examination. “Reverse circulation” drilling is a drilling method that uses a rotating cutting bit within a double-walled drill pipe that produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the pipe for examination. “Conventional rotary” is a drilling method that produces rock chips similar to reverse circulation drilling, except that the sample is collected using a single-walled pipe. Air or water circulates down the center of the pipe and returns chips to the surface around the outside of the pipe. “In-fill” drilling is the collection of additional samples between existing samples used to provide more geologic detail and provide more closely-spaced assay data;

“Dump leaching” is a process whereby gold is extracted by heaping broken, uncrushed (run-of-mine) ore on sloping impermeable pads and applying a weak cyanide solution which dissolves a portion of the contained gold. The gold laden or pregnant solution is collected for gold recovery;

“Effective Date” means the date of this Annual Information Form, August 29, 2011;

“Exchange” or “TSX-V” means the TSX Venture Exchange Inc.;

“exploration” is prospecting, sampling, mapping, drilling and other work involved in locating the presence of potentially economic mineral deposits and establishing the nature, shape and grade of such deposits;

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste;

“g/t Au” means grams per tonne gold;

“Gold Prepayment Facility” means the facility entered into between the Company and Red Kite dated October 15, 2010, as amended;

“grade” is the amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals;

“grinding (milling)” is powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing;

“g/t Ag” means grams per tonne silver;

“Heap leaching” is a process whereby gold is extracted by heaping crushed ore on sloping impermeable pads and applying a weak cyanide solution which dissolves a portion of the contained gold. The gold laden or pregnant solution is collected for gold recovery;

“IAMGold” means IAMGold - Quebec Management Inc., a company incorporated under the laws of the Province of Quebec;

“IAMGold Warrants” means the warrants to acquire 1,500,000 common shares of RAML with a conversion price of $0.30 per share issued to IAMGold pursuant to the La Arena Agreement and having an expiry date of June 25, 2012 which were subsequently exchanged for warrants to purchase Common Shares on the same terms pursuant to the Rio Alto Transaction;

“Indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“La Arena” means La Arena S.A., a Company incorporated under the laws of the country of Peru, which was a subsidiary of IAMGold;

“La Arena Agreement” means the option and earn-in agreement dated June 15, 2009 among Rio Alto, La Arena and IAMGold whereby Rio Alto acquired the La Arena Option and the La Arena Earn-In;

“La Arena Earn-In” means the earn-in right to acquire up to 38.7% of the issued and outstanding shares of La Arena by expending up to US$30,000,000 on the La Arena Project, such right having been acquired by Rio Alto from IAMGold pursuant to the La Arena Agreement;

“La Arena Gold Oxide Mine” means the gold oxide mine located on the La Arena Project;

“La Arena Option” means the option to purchase all of the issued and outstanding shares of La Arena by making cash payments of US$47.55 million (subject to adjustments) to IAMGold, such option having been acquired by Rio Alto from IAMGold pursuant to the La Arena Agreement;

“La Arena Project” means the mineral rights and interests to explore and exploit minerals from approximately 20,673 hectares consisting of the mining concessions held by La Arena;

“Measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mexican Silver Guernsey” means Mexican Silver Mines (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey, a wholly-owned subsidiary of the Company;

“Mexican Silver Mexico” means Materias Primas y Minerals La Iguana S.A. de C.V., incorporated under the laws of the country of Mexico, which was 99.99% owned by Mexico Silver Guernsey and was the company through which the Company owned the Mexico Property;

“Mexico Property” means, collectively, the Vallecillo project, Mamulique project and the La Blanca property;

“Mill” is a processing facility where ore is finely ground or is also the device used to perform grinding (milling);

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves;

“mineral resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories;

“mining concessions” means the 44 mining concessions held by La Arena S.A.;

“Net profits interest royalty” is a royalty based on the profit remaining after recapture of certain operating, capital and other costs;

“Net smelter return royalty” is a royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators;

“open pit mine” is a mine where materials are removed from a working that is open to the surface;

“ore” is rock containing metallic or non-metallic minerals that can be mined and processed at a profit;

“ore body” is a sufficiently large amount of ore that is contiguous and can be mined economically;

“Oxide ore” is mineralized rock in which some of the original materials have been oxidized. Oxidization tends to make ore more amenable to cyanide solutions so that minute particles of gold will be dissolved;

“Premier Transaction” means the acquisition by the Company of all the securities of Mexican Silver Guernsey completed on May 7, 2007 via the issuance of 15,434,782 Common Shares at a deemed price of $0.26 per share and 217,392 warrants exercisable at $0.50 until August 15, 2008;

“Probable mineral reserve” is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“Qualified Person” see “Scientific and Technical Information”;

“RAML” means Rio Alto Mining Limited, that was a wholly-owned subsidiary of the Company incorporated under the laws of British Columbia, which was acquired by the Company pursuant to the Rio Alto Transaction on June 25, 2009 and was amalgamated with the Company on July 24, 2009 pursuant to the Vertical Amalgamation;

“RAML Finder Warrants” means the warrants to purchase common shares of RAML issued pursuant to the private placement completed immediately prior to the Rio Alto Transaction with an exercise price of $0.20 per share and expiry date of June 25, 2010 which were subsequently exchanged for warrants to purchase Common Shares on the same terms;

“RAML Transaction” means the acquisition by the Company, by way of three-cornered amalgamation, of all of the issued and outstanding securities of RAML which occurred on June 25, 2009 and whereby the Company issued 35,143,411 Common Shares, 2,500,000 RAML Transaction Warrants and 329,000 RAML Finder Warrants to former securities holders of RAML and exchanged the IAMGold Warrants for 1,500,000 warrants to purchase Common Shares with the same terms;

“RAML Transaction Warrants” means the 2,500,000 warrants to purchase Common Shares issued pursuant to the Rio Alto Transaction with an exercise price of $0.20 per share and expiry date of June 25, 2012;

“Reclamation” is a process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas;

“Reclamation and closure costs” are the costs of reclamation and other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an exploration program or operating mine;

“recovery rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as the percentage of the material recovered compared to the total material originally present;

“Red Kite” means Red Kite Explorer Trust;

“refining” is the final stage of metal production in which impurities are removed from molten metal;

“Rio Alto Peru” means Rio Alto S.A.C., a Company incorporated under the laws of the country of Peru, being a former wholly-owned subsidiary of RAML which subsequently became a wholly-owned subsidiary of the Company following the Vertical Amalgamation;

“Roasting” is the treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic);

“shaft” is a vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock;

“tailings” is the material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing;

“Tailings storage facility” is a natural or man-made confined area suitable for depositing the material that remains after the treatment of ore;

“Technical Report” means the NI 43-101 compliant report prepared by Coffey Mining on the La Arena Project with an effective date of July 31, 2010; and

“Vertical Amalgamation” means the vertical amalgamation of the Company and its wholly-owned subsidiary RAML whereby the Company changed its name to “Rio Alto Mining Limited” effective July 24, 2009 and Rio Alto Peru became a wholly-owned, direct subsidiary of the Company.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

PRELIMINARY NOTES

Abbreviations and Conversions

In this Annual Information Form, the following abbreviations and conversions are used:

Abbreviations

Au	Gold

Ag	Silver

Cu	Copper

Conversions

To convert from	To	Multiply by
Troy ounces	Grams	31.10348
Troy ounces per
short ton	Grams per tonne	34.28600
Pounds	Tonnes	0.00045
Tons	Tonnes	0.90718
Tonnes	Pounds	2,204.6
Part per million
(ppm)	Grams	1.0
Feet	Meters	0.30480
Miles	Kilometres	1.6093
Acres	Hectares	0.40468

Scientific and Technical Information

Scientific or technical information in this Annual Information Form related to mineral reserves, mineral resources or geology of the La Arena Project, Peru (see NI 43-101 La Arena Project, Peru Technical

Report effective July 31, 2010, a copy of which is available at www.sedar.com, is based on information prepared by Linton Kirk, BE (Mining),FAusIMM, Beau Nicholls, BSc (Geol), MAIG, Doug Corley, BSc (Hons), MAIG and Christopher Witt BSc (Met), MAusIMM , all, at the time, of Coffey Mining Pty Ltd. at the effective date of the Technical Report, except for Mr. Nicholls. Mr. Nicholls was employed as a consulting geologist by Coffey Mining Pty Ltd. from 2000 to February 2010. At the effective date of the Technical Report, Mr. Nicholls was the Technical director of Middle Island Resources. Each of Messrs. Kirk, Nicholls, Corley and Witt is a “Qualified Person” as defined in NI 43-101. The Technical Report has been prepared in compliance with NI 43-101. The exploration programs described in this Annual Information Form are prepared and/or designed and carried out under the supervision of Mr. Enrique Garay, M. Sc, P. Geo. (AIG Member) , Vice President Geology of Rio Alto. The scientific and technical information in this Annual Information Form has been updated with current information where applicable.

The scientific and technical information regarding the La Arena Project included in this Annual Information Form has been reviewed and verified by each of Mr. Gaary, and Mr. Ian Dreyer, B. App. Sc. (MAusIMM(CP)) of Coffey Mining. Each of Mr. Garay and Mr. Dreyer “Qualified Persons”, for the purpose of this Annual Information, as defined by NI 43-101.

Classification of Mineral Reserves and Resources

In this Annual Information Form, the definitions of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on November 27, 2010.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form and the documents incorporated by reference have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included in this Annual Information Form and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and information with respect to mineralization and Mineral Reserves and Mineral Resources contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms ‘‘Measured Resources’’, ‘‘Indicated Resources’’ and ‘‘Inferred Resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The requirements of NI 43-101 for identification of “reserves’” are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. U.S. investors should also understand that “Inferred Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, disclosure must not be made of the results of an economic analysis that include “Inferred Resources”, except in certain cases. Disclosure of

“contained ounces” in a Mineral Resource is a permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part of a “Measured Resource” or “Indicated Resource” will ever be converted into a “reserve”. It cannot be assumed that all or any parts of “Inferred Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category.

Documents Incorporated by Reference

The following documents are incorporated by reference into this Annual Information Form:

(1)	the Technical Report;

(2)	the business acquisition report filed by the Company on May 6, 2011 relating to the acquisition of La Arena;

(3)	the consolidated audited financial statements of the Company for the year ended May 31, 2011; and

(4)	the management discussion and analysis of the Company for the year ended May 31, 2011.

CORPORATE STRUCTURE

Name, Address and Inter-Corporate Relations

The Company’s head office is at 1950, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. Its principal business office is Calle Esquilache 371, Oficina 1402, San Isidro, Lima 27 Peru and its registered office is located at 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1.

The Company’s name is Rio Alto Mining Limited and it is incorporated under the ABCA. The following paragraphs describe amendments to the Company’s articles and constating documents since it was originally incorporated in 1987.

The Company was incorporated as "Waterford Resources Inc." pursuant to the Company Act (British Columbia) on April 3, 1987. By an Altered Memorandum, as altered by a special resolution passed on May 28, 1992, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of four old common shares for one new common share and the name of the Company was changed to "Premier Minerals Ltd.". A Certificate of Change of Name was issued on June 2, 1993, with respect to the name change to "Premier Minerals Ltd.". By an Altered Memorandum, as altered by a special resolution passed on March 20, 2000, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of two old common shares for one new common share and the name of the Company was changed to "Premier Diamond Corp.". A Certificate of Change of Name was issued on March 2, 2001, with respect to the name change to "Premier Diamond Corp.". On June 24, 2005, the Company was transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia). On May 7, 2007 Premier Diamond Corp. was continued from the Province of British Columbia into the Province of Alberta and changed its name to Mexican Silver Mines Ltd.

On May 7, 2007, the Company completed the Premier Transaction whereby the Company acquired all of the securities of Mexican Silver Guernsey.

On June 25, 2009, the Company completed the RAML Transaction whereby the Company acquired all of the securities of Rio Alto. On July 24, 2009, the Company completed the Vertical Amalgamation whereby its name was changed to "Rio Alto Mining Limited".

On September 29, 2010, the shareholders of the Company revised the articles of the Company to permit the holding of shareholders’ meetings in Lima, Peru.

Inter-company Relationships

Currently and as at May 31, 2011, the Company has two direct wholly-owned subsidiaries: Rio Alto S.A.C a company incorporated under the laws of Peru and Mexican Silver (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey. Mexican Silver (Guernsey) Limited holds all of the issued and outstanding securities of La Arena S.A., a company incorporated under the laws of Peru. A corporate organization chart showing the relationships between the companies is shown below.

Note:

(1)

99.99% of the issued and outstanding securities of La Arena, being 14,999,000 shares, are owned by the Company. The remaining 1 share of issued capital being owned by Jaime Soldi for the benefit of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years.

Financial Year Ended May 31, 2009

On January 6, 2009, the Company extended the expiry date of 420,000 Common Share purchase warrants expiring on January 10, 2009 and 4,380,000 Common Share purchase warrants expiring on May 7, 2009, both having conversion prices of $0.50 per share and 6,420,750 Common Share purchase warrants expiring June 29, 2009 having a conversion price of $1.30 per share to May 30, 2010. The Common Share purchase warrants having a conversion price of $1.30 were extended on March 22, 2010 until December 31, 2010.

On March 10, 2009, the Company entered into a letter of intent with RAML with respect to the Rio Alto Transaction whereby the Company agreed to acquire RAML subject to RAML acquiring the La Arena Option and Earn In Agreement.

Financial Year Ended May 31, 2010

On June 15, 2009, RAML entered into the La Arena Agreement whereby it acquired from IAMGold the La Arena Option and the La Arena Earn-In in exchange for US$1,000,000 (paid by the issuance of 5,784,717 shares of RAML), the issuance of 5.5% of the issued and outstanding shares of RAML (being 2,234,794 shares) and the issuance of the IAMGold Warrants.

On June 16, 2009, the Company entered into a definitive three-cornered amalgamation agreement with RAML with respect to the RAML Transaction.

On June 29, 2009, the Company completed the RAML Transaction. Prior to completion of the RAML Transaction, RAML completed a private placement of 19,408,617 RAML common shares for gross proceeds of $3,881,723 (including the initial US$1,000,000 payment made to IAMGold described above and a subscription by the Company for 5,000,000 shares. Finders acting with respect to this private placement received the RAML Finder Warrants.

In conjunction with completion of the RAML Transaction, the composition of the board of directors of the Company was changed such that the board was composed of: Feisal Somji, Roger Norwich, Daniel Kenney, Klaus Zeitler, Alex Black and Anthony Hawkshaw. Further, Anthony Hawkshaw replaced Brian Farrell as Chief Financial Officer of the Company, Alex Black was appointed Chief Operating Officer of the Company and Raul Paul Ramirez Morton was appointed Vice President, Mexican Operations, of the Company.

On September 21, 2009, L Arena filed an Environmental Impact Assessment (“EIA”) with Peruvian authorities to develop a 24,000 tpd open pit gold oxide mine at the La Arena Project.

On October 28, 2009 the Company’s Common Shares were listed for trading on the Bolsa de Valores de Lima.

On December 12, 2009 Rio Alto closed a private placement of Common Shares at a price of $0.36 per Common Share to Peruvian investors for gross proceeds of $6.136 million and that it paid an agent’s fee in connection with the private placement of $398,850.

On March 15, 2010, the Company appointed Drago Kisic Wagner to the Board of Directors of the Company.

On March 22, 2010, the TSX-V approved the Company’s application to extend the expiry date of 6,420,750 warrants convertible into Common Shares upon payment of $1.30 per Common Share until December 31, 2010.

On April 8, 2010, the Company entered into terms for the Gold Prepayment Facility. The Company paid a cash arrangement fee of US$750,000 for assistance in arranging the facility. If Rio Alto took down US$25.0 million of the facility it would be required to deliver 36,800 ounces of gold over a forty-month period commencing eight months after the receipt of funds under the Gold Prepayment Facility to settle the prepayment amount.

On May 3, 2010, the Common Shares commenced trading on the OTC QX®, the premier tier of the United States Over-the-Counter market.

In two tranches closed on May 20, 2010 and May 28, 2010, respectively, the Company completed a private placement of 11,354,639 Common Shares at $0.75 per Common Share for aggregate gross proceeds of $8,453,108. Certain insiders of Rio Alto participated in this private placement and purchased in aggregate 1,100,000 Common Shares for $825,000. A cash finder’s fee of US$510,000 was paid to certain finders.

On May 31, 2010, the Company sold its interest in Mexican Silver Mexico for consideration of US$115,371 and a 1 per cent net smelter return royalty to a maximum amount of US$1 million over the Mexico Property. This disposal resulted in a non-cash operating charge to the 2010 accounts of $9.337 million.

Financial Year Ended May 31, 2011

On June 2, 2010, the Company announced that it closed a private placement of 10,200,000 Common Shares at $0.76 per share for gross proceeds of $7,752,000. A cash finder’s fee of $542,640 was paid for assistance in arranging the placement.

On July 20, 2010, La Arena received notification from the Peruvian Ministry of Energy and Mines that its EIA had been accepted. In a news release on July 21, 2010, Rio Alto announced that it had selected a contractor to conduct the civil work for a leach pad, waste dumps, ponds and site infrastructure for the gold oxide leach mine at La Arena. At the same time the Company announced that it and Red Kite had commenced preparation of definitive documentation for the Gold Prepayment Facility and that planning had commenced for a feasibility study of the La Arena Sulphide Project.

On September 15, 2010, the Company announced updated mineral resource and reserve estimates and financial estimates for the La Arena Property, with gold in probable oxide mineral reserves of 821,000 oz Au, recoverable gold in probable oxide mineral reserves of 634,000 oz Au, gold in probable sulphide mineral reserves of 1,748,000 oz Au and copper in probable sulphide mineral reserves of 1,574,000,000 pounds Cu. Such estimates formed part of the Technical Report, which was filed on October 29, 2010 and are discussed in further detail in “La Arena Project - La Arena Reserves” below.

On October 15, 2010, the Company signed the definitive agreement for the US$25 million Gold Repayment Facility and drew down an initial tranche of US$5 million. Pursuant to the terms of the Gold Prepayment Facility, the Company will start delivering up to 36,064 ounces of gold commencing in July 2011 in accordance with the following schedule: a notional amount of 575 ounces per month until October 2012, increasing to a notional amount of 1,150 ounces per month from November 2012 to October 2014. The actual monthly delivery of gold ounces will vary by 5% from the amounts stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. The Company may prepay gold ounces remaining to be delivered under the facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As part of the Gold Prepayment Facility, the Company granted Red Kite a charge over the shares of La Arena. Red Kite also provided the Company with a US$3 million operating credit facility.

On November 23, 2010, the Company completed a private placement of Common Shares for gross proceeds of approximately $20,000,000. In three tranches closing on each of November 30, December 1 and December 2, 2010 the Company completed the private placement by issuing 12,066,257 Common

Shares for gross proceeds of $20,271,312 (net proceeds of $18,905,314). The Company paid an agent’s fee and finders’ fees in connection with the placement of $1,189,992 and $176,006, respectively.

On January 22, 2011, the Company completed a private placement with a syndicate of underwriters for gross proceeds of $57,523,000. The underwriters were paid a cash commission of $3,451,380 and were granted 1,683,600 compensation options entitling them to purchase an equal number of Common Shares at $2.05 for a period of two years.

On February 9, 2011, the Company exercised the La Arena Option and acquired 100 percent interest in La Arena for cash of US$48,846,789.

On February 18, 2011, Mr. Feisal Somji resigned as a director and officer of the Company. The Board of Directors was augmented on March 8, 201, via the appointment of Mr. Victor Gobitz and Mr. Sidney Robinson.

On April 19, 2011, the Company drew down US$19.5 million (bringing the total to US$24.5 million) of the US$25 million available under the Gold Prepayment Facility.

On May 9, 2011, the Company announced that the first gold was poured at the La Arena Gold Oxide Mine, being an amount of 1,115 ounces of gold.

On May 11, 2011, the Company appointed Mr. Ram Ramachandran to its Board of Directors.

Subsequent to the Year Ended May 31, 2011

On June 15, 2011, the Company announced further assay results from eighteen reserve circulation drilling holes within the Calaorco Pit in the La Arena Gold Oxide Mine. See “La Arena Project - Drilling”.

On July 20, 2011, the Company filed an independently prepared mine closure plan with Peruvian authorities. If approved, the plan will require the posting of a bond or other satisfactory security of approximately US$3.2 million within the first twelve days of the year after the plan was approved; therefore, if the plan is approved within calendar 2011, then in early January 2012 the security must be posted. The closure plan was prepared by a Peruvian government approved engineering firm and estimated that the cost of closing and remediating the mine would be approximately US$34.7 million consisting of US$12.4 million of progressive closure costs during the 7th and 8th years of the mine life; $US$17.1 million of closure costs to occur in the 9th year of the mine life and US$5.2 million of post-closure monitoring costs for five years after the mine.

Significant Acquisitions

As discussed above, the Company completed the acquisition of La Arena on February 9, 2011. A full description of the acquisition can be found in the Company’s business acquisition report filed on May 6, 2011, which has been incorporated by reference into this Annual Information Form.

DESCRIPTION OF THE BUSINESS

General Information

The Company is engaged in exploration and development of mineral properties with its current focus on the development of the La Arena Project, which is discussed in detail below.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for (i) the acquisition of attractive mineral properties; (ii) qualified service providers and labour; and (iii) equipment and suppliers. The ability of the Company to acquire gold and other mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and development. See "Risk Factors - Competition".

Employees

As at May 31, 2011, the Company and its subsidiaries had a total of 500 employees and approximately 400 people hired through subcontractors.

Social and Environmental Protection Policies

The current and future operations of the Company, including development and mining activities, are subject to extensive federal, provincial and local laws and regulations governing environmental protection, including protection and remediation of the environment and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties.

The Company has assisted members of the communities directly affected by the planned development of the La Arena Gold Oxide Mine by:

  helping them to establish a company, Consorcio La Arena SA, that acts as a hiring agent for the provision of skilled and unskilled workers to the project development;

  completed the design of a new school and completed its construction;

  providing a service to bus children to school; and

  commenced various training programs, such as, safety training and driver education.

The Company has 6 full-time employees in charge of co-ordinating community relations.

Peruvian legislation includes a comprehensive system of laws and regulations designed to protect the environment and the country’s culture heritage. The Company engages consultants as needed and has eleven full-time employees to ensure compliance with Peruvian legislation.

LA ARENA PROJECT

A more complete description of the La Arena Project may be found within the Technical Report, a copy of which is available on the Company’s profile on SEDAR at www.sedar.com. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the Technical Report. Portions of the following information are based on assumptions, qualifications and procedures which are set out in the Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Technical Report which is available electronically at www.sedar.com.

Current Status

Section 19 “Interpretations and Conclusions” (page 149) of the Technical Report stated that “From the work completed to-date on the La Arena Project the gold oxide dump leach project is deemed by Coffey Mining to be at the feasibility study level and the sulphides project is at the pre-feasibility level, as defined by NI43-101, and is reasonably robust technically, socially and environmentally and makes a reasonable return on expected funds to be expended.” On the basis of these interpretations and conclusions the Company commenced development work on the gold oxide dump leach project in August 2010.

Development and construction activities continue and currently the gold oxide dump leach project is mining ore and producing doré at a pre-commercial production levels. To the Effective Date 9,648 ounces of gold have been produced and 8,182 ounces of gold have been sold at an average price per ounce of US$1,525. Deliveries of gold in connection with the Gold Prepayment Facility amounted to 1,466 ounces of gold in satisfaction of the July, August and September 2011delivery obligations.

The Company owns approximately 710ha of surface rights (land) which extend over the gold oxide resource identified in the Technical Report. There are no royalties, overriding interests, back-in rights or other payments, agreements or encumbrances that would affect the mining concessions. The payment terms for the surface rights acquired differ from purchase transaction to purchase transaction. Most land is acquired for a one-time cash payment; however, there are a few land purchase agreements under which payments are made in instalments, which in aggregate are immaterial.

The Peruvian government charges a royalty based on the value of mineral production as adjusted for certain allowed costs. The royalty is similar to a Net smelter return royalty and is levied at a 1 per cent rate on the value of production up to US$60 million. The royalty increases to 2 per cent for a value of production greater than US$60 million up to US$120 million and to 3 per cent for a value of production in excess of US$120 million. At this time the Peruvian government is considering changes to the royalty system and taxation system for mining companies in Peru. There have been several proposals discussed, but at this time nothing has been promulgated.

The Company will be subject to the mine closure and re-meditation laws of Peru and has filed a mine closure plan as required by legislation as described elsewhere herein under “General Description of the Business”.

Development and operation of the La Arena dump leach gold project requires and will require numerous permits. A list of the more important permits is set out in Section 4.3.6 (page 23) of the Technical Report, which is incorporated by reference.

Project Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings.

The La Arena Project consists of approximately 20,673 hectares in 44 concessions approximately 18 km from Huamachuco, a town of approximately 20,000 people. The La Arena Project lies within a multi-million ounce gold district that includes the Lagunas Norte mine (Barrick Gold Corporation) located at Alto-Chicama, the Comarsa mine (Compania Minera Aurifera Santa Rosa S.A.), the La Virgen mine (Compania Minera San Simon S.A.), the Shahuindo gold-silver exploration project (Sulliden Exploration Inc.) and the Tres Cruces gold exploration project (New Oroperu Resources Inc.).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project can be accessed via a 160km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Alta Chicama project (Barrick Gold Corporation). The road is paved for approximately 100km and the remainder is a good compacted material road. An air strip is also present at Huamachuco, a town of approximately 20,000 people located 18km from La Arena that accommodates small airplanes.

The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16° and 27° and the land is covered with typical vegetation from the area.

On the northern and southern flanks of the deposit localised unstable areas exist where landslides have occurred during previous rainy seasons.

The average annual temperature from compiled data is 12°C. The maximum recorded temperature varies between 16 to 18°C and the minimum lies between 8 and 10°C,

Total annual rainfall varies between 750 and 850mm/a and the average total annual evaporation rate ranges between 950 and 1 000mm/a. The average relative humidity varies monthly between 73 and 90%.

Maximum precipitation usually occurs during the months of January through March while the months of June to August are the driest. The maximum daily precipitation recorded to date at the La Arena site is 34.6mm and occurred in March of 1999 while minimum precipitation was recorded in July 1998 with a total of 1.2mm.

Based on a Pre-Feasibility Study completed by IAMGold in November 2006 (the “November 2006 PFS”), which was reviewed by the authors of the Technical Report and formed part of the Technical Report, in the area of study of the sub-basin of the Yamobamba River there are 2,559 inhabitants residing in rive communities. There are 1,136 inhabitants within the local area of study, 75% are from La Arena and the remainder from La Ramada.

A little more than half of the population (52.6%) is aged 20 years or younger and less than a fifth of the population (18.2%) is aged of 40 years or older. 29.2% of the population is between 19 and 40 years old. These results show a predominantly young population which follows the demographic pattern of the country's rural population.

The majority of the heads of household are men (87.5%). Nuclear families prevail, i.e. parents and children, with 62.5%. The average number of members in a household is 5.27 persons.

The young population moves temporarily or permanently in search for a job and educational services to the cities of Trujillo and the Sanchez Carrion province, mainly to Huamachuco (within the region), and to Lima (outside the region).

Immigration to the local area is ltower than that of emigration. The majority of those who now live in the local area come from surrounding rural communities.

There are no formal water supply schemes in the La Arena Project area. Water for the project will be extracted from groundwater, adjacent water courses and through recycling and reuse of water wherever reasonably practicable.

History

The deposit was first discovered by Cambior (a company later acquired by IAMGold) geologists in December 1994. Cambior staked a claim for mining concessions of 1,800ha over the deposit in January 1995. A further 70,000ha of mining concessions were claimed in 1996, most of which have been allowed to lapse or have been sold. The mining concessions making up the La Arena Project passed to IAMGold following its acquisition of Cambior.

The Company completed its acquisition of La Arena on February 9, 2011 and is now the sole owner of the La Arena Project. See “General Development of Business - Three Year History”.

The geological exploration work completed at the La Arena deposit area includes:

  First half 1996 -- detailed surface geochemistry and 1,502m of diamond drilling in 6 holes.

  Second half 1996 - 2,240m of diamond drilling in 10 holes.

  1997 - 4,958m of diamond drilling in 32 holes.

  1998 – 10,900m of diamond drilling in 58 holes.

  Between 1999 and 2003 -- following a pre-feasibility study, unfavourable economic conditions did not allow the project to progress.

  Between 2003 and 2006 - five drilling campaigns were completed for 33,705m of diamond drilling in 213 holes and 1,186m of RC drilling in 11 holes.

  2007 - 5,500m of diamond drilling in 21 holes.

  2009 - Excavation of 10 pits for channel and bulk sampling.

  2009 -- Completed 2,900m of drilling to sterilize locations for the gold oxide project infrastructure locations.

The accumulated drilling over the La Arena deposit area to end of December 2007 reached 59,991m in 351 holes and 4,120m dug in 60 trenches completed in 2004.

The results of the drilling campaigns have been incorporated in a number of resource estimates reported from October 1997 to February 2007, as detailed in the Technical Report.

The most recent third party resource estimates for the La Arena deposit were completed by IAMGold in December 2006 and August 2007. The December 2006 Resources (Table 6.3_2 below) were confined within a pit shell based on US$550/oz Au and US$1.50/lb Cu. The majority (74%) of the resource tonnes are in copper-rich mineralization largely in primary and secondary porphyry (Cu ≥ 300ppm) with the remainder (26%) in copper-poor mineralization largely in oxide sandstone (Cu < 300ppm).

In 2007 IAMGold completed a 5,000m drilling program targeting oxide mineralization along the west side of the planned pit. An updated resource evaluation in August 2007 (Table 6.3_3 below) included the results of this drilling and included the molybdenum and silver content. Resources were confined within a pit shell based on US$550/oz Au, US$1.50/lb Cu, US$1 0/lb Mo and US$10/oz Ag.

Coffey Mining does not support the “Measured” classification of the 2007 (and 2006) resource. Following detailed review and validation, Coffey Mining adopted the latest grade estimate by IAMGold (August 31, 2007) but reclassified the Measured category to “Indicated”. In the Technical Report, the La Arena mineral resource is reported according to current NI 43-101 standards for reporting of mineral estimates.

Historically, there was no production from the La Arena property. The Company commenced production on the La Area Gold Oxide Mine in May 2011. See “General Development of Business - Three Year History”.

Geological Setting

The La Arena deposit is located in the Huamachuco region, in the eastern flank of the Cordillera Occidental of northern Peru. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

The regional geology comprises:

  Tertiary Calipuy Group Cordilleran arc volcanics covering the western sector, intruded by upper Miocene subvolcanic bodies of andesitic and dacitic composition.

  Folded and faulted Mesozoic sedimentary sequences in the eastern sector, comprising of Cretaceous shallow marine sediments varying from upper carbonate-rich to lower Chimu Formation quartz sandstones with local coal beds, and Upper Jurassic Chicama deep marine shales, siltstones and sandstones.

  Precambrian and Paleozoic basement to the east and coastal batholith to the west.

  Tertiary intrusive rocks.

The structural grain of the region trends NW-SE, consistent with the trend in this portion of the Andes. Two other structural trends are developed in NE-SW and N-S directions. Several deposits and geoehemical anomalies are associated with the intersection of these structures.

The major Huamachuco dome intrusive affects the Mesozoic sedimentary sequence, whereby the dome margins are the most intensively altered and display surface gold anomalies and mineralization.

Regional geology, lineaments, intrusives, mines and prospects are shown in the figure below.

The Mesozoic sedimentary sequences on the La Arena property consist of dark grey slates and carbonaceous shales of the Upper Jurassic Chicama Formation, whitish quartzites, sandstones and siltstones of the Lower Cretaceous Chimu Formation, thin limestone horizons of the Santa Formation, pinkish shales and brown sandstones of the Carhuaz Formation, white quartzites of the Farrat Formation, and grey blue limestone units of the Inca, Chulec and Pariatambo Formations.

The Tertiary volcanic sequences consist essentially of andesitic and dacitic tuff and agglomerate horizons in the base interbedded with andesitic lavas of the Calipuy Group.

Tertiary intrusive rocks are emplaced along the fold axes, showing laccolitic stock forms such as La Arena. Other intrusives display more typical hypabyssal shapes, such as the Alizar and Agua Blanca stocks.

Exploration

Accumulated drilling over the La Arena deposit area totalled 59,991m in 351 holes and 4,120m for 60 trenches, plus 2,900m of RC sterilisation drilling, as is discussed in following sections. In addition to the La Arena development project, the property includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling. (i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida).

Most exploration has been focused on the La Arena deposit. Additional mineral occurrences and geochemical anomalies have been identified in the wider area of the property, but all have very limited drilling.

Four anomalies have been identified at La Florida in the southern part of the property:

  The Huangacocha Au anomaly in Chimu sandstone has been explored by 10 E-W orientated diamond core holes over a strike extent of 0.5km. The best holes intersected 84m @ 0.6g/tAu (DDH09), 64m @ 1.0g/t Au (DDH13), 26m @ 0.5g/tAu (DDH2O), 12m@ 1.Og/t Au (DDH12) and 12m @ 0.2g/t (DDH19). Highest sample grades are 9.1g/t Au (DDH09) and 8.7g/tAu (DDH13). The mineralization appears to correlate to ENE structural breccia zones of up to 20m wide. Outcrop at Huangacocha ends in terminal moraine to the north.

  The Paloquiam Cu anomaly has been explored by 2 diamond core holes (DDH11 and DDH21), but no significant intercepts were found.

  The South Au anomaly in breccia and strongly fractured siltstone has been explored by 2 diamond core holes and by 10m spaced channel samples in a 120m road cut. One hole returned 20m @ 0.2g/t Au (DDH01), and the other hole returned a highest assay of 0.39g/t Au. Favourable grades (>lg/t Au) were encountered in the road cut sampling.

  The North Au anomaly in steeply fractured sandstone and minor siltstone has been explored by 2 diamond core holes. The highest sample grade was 0.46g/t Au. The highest grade in surface samples was 0.8g/t Au. Sludge return samples had insignificant Au grades. According to lamgold the drill direction was sub-optimal.

Agua Blanca is both an epithermal (breccia) and porphyry (dacite) target. Six holes were drilled at the prospect, 3 diamond core holes and 3 reverse circulation holes. The best hole was an RC hole drilled towards the SSW, with 70m @ 0.7g/t Au. Limited sampling of the outcrop has been conducted to date. Arsenic values are high, up to 1.86% As.

Exploration surveys and interpretations completed to date within the La Arena Project have largely been planned, executed and supervised by expatriate and national Cambior and lamgold personnel, supplemented by consultants and contractors for more specialized or technical roles.

The exploration targets are considered to readily justify further exploration and have the potential to significantly add to the resource inventory of the La Arena Project.

During 2011 the Company drilled 13,674 meters of reverse circulation drilling in 50 holes within, below and adjacent to the La Arena gold oxide zone and expects, during late 2011, to prepare a new resource estimate for the gold oxide mineralization that will incorporate the results of this drilling.

Mineralization

The mineral resource of La Arena Project comprises an oxide portion containing gold mineralization and a sulphide fraction containing both primary and secondary copper mineralization. In the Technical Report, it was proposed that the gold bearing oxide material be processed via a dump leach and, in the future, the copper sulphide ore will be treated via a conventional grinding and flotation circuit.

The tectonic feature of the La Arena property is dominated by a main fault oriented NW-SE and an overturned anticline emplaced along the same structural trend which seems to control the locations of the main intrusive porphyries and mineralization. Two other major structural trends are developed in the region and are expressed through visible faults or major lineaments and/or evidenced by the presence of intrusive bodies and altered areas in the NE-SW and N-S directions.

La Arena occurs as Au-Ag mineralization within a quartzite cap to a porphyry Au-Cu intrusion:

•	Calaorco Breccia	Au oxide mineralization mainly occurring in sandstone breccia and fractured sandstone.

•	Ethel Breccia	smaller body of Au oxide mineralization located in the northern portion of La Arena.

•	North Porphyry	mostly made up of secondary and primary Au-Cu mineralization in diorite porphyry located southeast of Ethel.

•	South Porphyry	main body of primary Au-Cu mineralization in diorite porphyry, with minor secondary and oxide mineralization.

•	Dacite Breccia	secondary and primary Cu mineralization in dacitic porphyry located between Calaorco and Ethel.

The La Arena geology and drill patterns are shown in Figure 9_1 below. The vast majority of drilling has been completed on east-west sections, with a small number of holes intersecting the mineralization along other directions.

The mineralization extends 2.2km north-south (9,125,900mN to 9,128,100mN), 1.1km east-west (815,700mE to 816,800mE) and 900m in elevation (2,700mRL to 3,600mRL). Continuity of the mineralization is generally excellent and improves with lower grade cutoffs, which is characteristic of this type of deposit.

Alteration associated with the epithermal gold mineralization of the Calaorco and Ethel Breccias has been described by site geologists as argillic alteration, advanced argillic alteration, and silicification.

Epithermal Au mineralization occurs adjacent to the Au-Cu porphyry along sedimentary-intrusive contacts and roof pendant areas. The mineralization is largely oxidized. Mineralization styles have been subdivided into:

•	Sandstone-quartzite breccia	high Au grades and anomalous As and Sb. Pods of mineralization are developed around fingers of porphyry.

•	Dacite porphyry breccia	moderate Au grades.

•	Hydrothermal breccia	vertical pipe-like character (Ethel Breccia) and moderate to isolated high Au grades.

•	Colluvial deposits	in the north and south extremities of the Calaorco Breccia, with moderate and anomalous Au grades.

The quartzite-sandstone sequence that hosts the Calaorco Breccia dips moderately to the east. This direction has been interpreted by lamgold to control the Au mineralization. However, surface mapping has identified a NE trending breccia-fracture system, which according to Corbett (2004) may be the main host to the Au mineralization and thereby provide a sub-vertical control to the mineralization.

Alteration associated with the Au-Cu porphyry has been described as potassic zone, phallic alteration, intermediate argillic alteration, propylitic alteration, and argillic alteration.

Porphyry Au-Cu mineralization is associated with a quartz-sulphide stockwork zone, with little to moderate oxidation. Three mineralization events have been recognized by site geologists, namely a weak pre-mineral event, a strong early-mineral event, and a moderate late-mineral event. Mineralization styles have been subdivided into:

•	Oxide zone	contains Au mineralization associated with goethite and hematite, with Cu content to less than 300ppm. It is up to 40m deep in the North Porphyry and hardly exists in the South Porphyry.

•	Secondary zone	enriched with Cu, mainly in the form of chalcosite. Its thickness varies from 20m in the North Porphyry to 5m in the South Porphyry.

•	Primary zone	carries most of the Au-Cu mineralization, typically in quartz-pyrite¬chalcopyrite and sporadic molybdenite.

Several vein types have been described for the porphyry mineralization at La Arena. Earliest "A" type veins generally consist of quartz only, have diffuse margins, and often correlate with the strongest Au grades. They are cut by B type quartz-sulphide veins that are often banded or have sulphide developed along their axes. Subsequent D type pyrite veins cut all other veins.

The porphyry complex has been interpreted by lamgold to dip steeply to the east and display an upward flaring geometry (many holes are inclined to the west). Meldrum (2005) suggests that geometries of vertical cylinders or cupolas and clustering may be more appropriate.

Two post-mineralization dykes cross-cut the units, one associated with moderate disseminated pyrite and the other sterile and andesitic.

Drilling

The principal methods used for exploration drilling at La Arena have been diamond core drilling (“DDH”) and reverse circulation percussion drilling (“RC”). In addition, 60 surface trenches were completed, totalling 4,120m in length.

The table below summarizes pertinent drilling statistics. The deposit has been drilled at a nominal spacing of 50m in the brecciated sandstone and 65m in the porphyry.

All diamond drilling was completed by Sociedad Minera Cambior Peru S.A (“SMCP”). Most diamond core holes were drilled HQ diameter (63.5mm) and about 40% of the holes were drilled NQ diameter (47.6mm) from 1999 to 2005.

Based upon inspection of core trays of 5 holes and review of the available reports, Coffey Mining considers that diamond core drilling has been carried out to expected industry standards.

A total of 11 reverse circulation holes (1,186m) were completed by AK Drilling. The production rate was reported as poor due to bad ground conditions and abundant underground water. Limited reverse circulation (“RC”) drilling was also tested on the La Arena porphyry with reportedly better production and recoveries.

The poor recoveries described in the RC drilling has resulted in lower confidence in this data and further RC drilling was not undertaken. Shallow RC sterilisation drilling in 2009 returned good recovery and successfully sterilized the area of planned gold oxide project infrastructure.

Drill holes were generally drilled to the west at between 60 to 70 degrees dip. Holes were targeted to perpendicularly intersect the main trend of mineralization. The La Arena deposit has been drilled at a nominal spacing of 50m in the brecciated sandstone and 65m in the porphyry.

The three-dimensional modelling methods applied in resource estimation accurately reflect the morphology of the mineralized zones.

Drill hole collars were surveyed by Eagle Mapping Ltd. using total station and differential GPS. Survey accuracy is reported as +/-0.5m.

Accuracy of the survey measurements meets acceptable industry standards.

Prior to the 2005 drilling campaign, holes were surveyed using acid test every 50m. This method uses acid, in a glass test tube, the acid etching the tube and indicating the inclination or dip of the hole. It is carried out by lowering the tube down the hole to the desired depth, for each reading. Magnetic azimuth readings are not obtained by this method.

Also tropari survey measurements are noted in the drillhole logs. A tropari is a directional surveying instrument that gives inclination and magnetic azimuth and can be used in open holes or through rods 36mm (1.40 inches) or larger. Accuracy to +/-0.5 degrees is claimed by the manufacturer.

After hole 172, down-the-hole surveys were collected with a SingleSmart Flexit tool with a reported accuracy of +/-0.2 degrees, recording both dip and azimuth. Real-time recording tools were used from 2007 onwards.

Accuracy of the down-the-hole survey measurements meets acceptable industry standards. Post acid test holes were found to deviate in azimuth by an average 3.2° and have a tendency to steepen in dip by an average 2.9°. Sample locations in all holes, including acid test holes for which no azimuth data is available, are considered by Coffey Mining to have been determined with sufficient accuracy for the purpose of resource estimation.

A total of 48 RC holes were drilled between September and November 2009 to ensure planned gold oxide project infrastructure would not be placed in areas of potential economic mineralization. As shown in the figure below, the holes were drilled to the south, east and north of the expected sulphide project pit limits to assess a planned waste dump to the south, planned gold oxide project infrastructure to the east and the planned gold oxide dump leach pad and ADR plant to the north.

N
LEACH PAD LIMIT
SULPHIDE PIT LIMIT
ETHEL PIT LIMIT
CALAORCO PIT LIMIT
Leyenda
CALAORCO PIT LIMIT
ETHEL PIT LIMIT
LEACH PAD LIMIT
SULPHIDE PIT LIMIT
COLLAR
0
255
510
Meters
RioAlto
LA ARENA PROJECT
STERILIZATION DRILLING PLAN

There was only weak mineralization and low gold and copper grades returned in 5 of the 48 holes, as shown in the table below. As shown in figure below, holes 19, 20 and 21 are located at the southern end of the Calaorcco pit and does not impact the planned waste dump. Holes 31 and 39 to the north are of no economic interest.

Although the sterilization drilling has successfully sterilised the top 50m from economic mineralization, there are anomalous Cu and An results returned that could indicate deeper mineralisation associated with Porphyry mineralization. This would require deeper holes to provide a higher confidence of sterilisation.

In addition to the drilling discussed in the Technical Report and summarized in the paragraphs above, the Company also commenced a RC drilling program at the Calaorco Pit located in the La Arena Gold Oxide Mine. The following tables show the results of this drilling program, which will be incorporated in a new resource estimate.

On April 26, 2011, the Company reported the results from 14 holes totalling 3,755m. The results of these 14 holes are reported below:

						Pit
Hole ID	From	To	Length	Au g/t	Ag g/t	Location
RC1	22	104	82	0.53	2.95	Inside
RC2			Below Cut Off Grade
RC3	20	50	30	0.72	0.65	Inside
RC4	16	298	282	0.61	0.41	Below
Including	54	88	34	2.89	1.69	Inside
RC5	66	216	150	0.29	0.33	Inside
RC6	6	214	208	1.20	0.35	Inside
Including	32	96	64	2.22	0.61	Inside
RC6	292	300	8	0.55	0.35	Below
RC7	74	247	173	1.53	0.27	Inside
Including	110	132	22	6.43	0.37	Inside
Including	112	118	6	13.28	0.63	Inside
RC8	0	24	24	0.81	0.28	Inside
RC8	126	230	104	0.27	0.27	Below
RC8	282	324	42	0.21	0.22	Below

Including	320	324	4	0.92	0.20	Below
RC9	138	200	62	0.45	0.29	Inside
RC9	270	306	36	3.38	0.32	Below
Including	278	302	24	4.92	0.34	Below
Including	290	294	4	21.19	0.45	Below
RC10	98	212	114	0.42	0.45	Inside
RC10	234	298	64	0.98	0.48	Below
Including	256	270	14	2.40	0.43	Below
RC11	112	184	72	0.25	0.29	Inside
RC11	232	306	74	0.33	0.21	Below
RC12	28	68	40	0.29	0.23	Inside
RC12	156	204	48	0.11	0.20	Inside
RC12	234	298	64	0.38	0.25	Below
RC13	0	48	48	0.95	1.10	Inside
RC13	66	190	124	0.30	0.28	Below
RC14	16	148	132	0.77	0.27	Inside

On June 15, 2011, the Company announced assay results from 18 RC drill holes within and around the Calaorco Pit.

Hole ID	From	To	Interval (m)	Au g/t	Ag g/t	Pit Location
RC15	88	104	16	0.41	0.40	Inside
RC16	182	200	18	0.33	0.92	Inside
RC17	0	40	40	3.44	0.28	Inside
Including	18	34	16	6.08	0.33	Inside
RC17	112	166	54	0.36	0.21	Inside
RC17	236	300	64	0.38	0.33	Inside
RC18	0	184	184	0.84	0.30	Below
Including	18	54	36	2.17	0.29	Inside
RC19	122	150	28	0.25	0.52	Inside
RC20	4	138	134	2.29	0.59	Inside
Including	48	60	12	6.00	0.42	Inside
Including	104	114	10	6.12	0.62	Inside
RC21	0	274	274	0.51	0.51	Below
Including	56	70	14	2.52	0.96	Inside
RC22	0	20	20	0.28	0.21	Inside
RC22	88	288	200	1.43	0.26	Below
Including	132	186	54	3.55	0.32	Inside
Including	174	182	8	16.02	0.20	Inside
RC23	4	32	28	0.56	0.21	Inside
RC23	54	78	24	0.60	0.79	Inside
RC23	100	162	62	0.29	0.30	Inside
RC23	178	196	18	0.58	0.56	Inside
RC23	218	252	34	0.28	0.42	Below
RC24	2	298	296	0.69	0.41	Below
RC25	0	210	210	0.62	0.26	Below

Including	80	94	14	3.05	0.26	Inside
RC25	242	260	18	0.45	0.20	Below
RC26	72	106	34	0.72	0.62	Inside
Including	74	76	2	8.13	2.40	Inside
RC26	246	300	54	0.32	0.41	Inside
RC27	214	336	122	0.37	0.37	Below
RC28	18	264	246	0.33	0.42	Below
Including	22	26	4	1.61	1.35	Inside
Including	102	108	6	1.47	0.33	Inside
Including	220	226	6	1.06	0.67	Below
RC29	10	28	18	0.45	0.20	Inside
RC29	104	146	42	0.19	0.58	Inside
RC30	0	34	34	0.11	0.20	Inside
RC30	86	106	20	0.13	0.34	Inside
RC30	164	178	14	0.22	0.23	Inside
RC30	264	306	42	0.20	0.31	Below
RC31	Below the cutoff grade
RC32	32	54	22	0.22	1.18	Inside

On July 20, 2011 the Company announced assay results from 18 RC drill holes within and around the Calaorco Pit.

						Pit
Hole ID	From	To	Interval	Au g/t	Ag g/t	Location
RC33	240	286	46	0.28	0.42	Inside
RC34			Below the cut off grade
RC35	180	226	46	0.20	0.37	Inside
RC36			Below the cut off grade
RC37			Below the cut off grade
RC38	4	162	158	0.58	0.33	Inside
Including	52	64	12	1.87	0.33	Inside
Including	92	148	56	0.76	0.49	Inside
RC39	30	230	200	0.46	0.41	Inside
Including	66	84	18	2.23	0.83	Inside
RC40	124	142	18	0.78	0.52	Inside
RC40	278	296	18	0.59	0.32	Below
RC41	0	22	22	0.43	0.20	Inside
RC41	220	238	18	0.38	0.81	Below
RC42	76	146	70	0.21	0.47	Inside
RC42	180	218	38	0.12	0.25	Below
RC42	246	291	45	0.32	0.47	Below
RC43	0	30	30	0.52	0.42	Inside
RC44	84	146	62	0.37	0.65	Inside
RC44	244	300	56	0.22	0.35	Below
RC45	66	134	68	0.28	0.61	Inside
RC45	204	210	6	0.54	1.47	Below
RC46	20	34	14	0.51	0.33	Inside
RC47	0	238	238	1.06	0.44	Below
Including	18	90	72	1.36	0.59	Inside

Including	160	168	8	8.33	0.83	Inside
Including	220	238	18	1.54	0.32	Below
RC48	0	92	92	0.97	0.26	Inside
RC48	128	166	38	0.86	0.45	Inside
RC49	0	148	148	0.65	0.68	Inside
Including	36	72	36	2.10	1.49	Inside
RC49	186	236	50	0.13	0.29	Below
RC49	256	274	18	0.24	0.40	Below
RC50	0	104	104	1.72	0.38	Below
Including	56	98	42	2.61	0.61	Below
RC50	142	300	158	0.51	0.60	Below
Including	144	180	36	1.32	0.76	Below

Sampling

Sampling Method and Approach

HQ and NQ diameter diamond core was sampled at lengths on average of 2m. During earlier exploration programs the core was chiselled in half. More recently the core was cut lengthways with a diamond saw and half-core was sent for assay, Samples were numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch was made up of approximately 73 samples, including 2 quality control blanks, 2 standards and 2 field duplicates. Each work order consisted of a rice bag with samples along with an order list of which one copy was sent to the laboratory in Lima and another copy retained on site. Bags were closed with tie-wraps.

Core mark-up and sampling has been conventional and appropriate. Core is not orientated for structural measurements. Coffey Mining recommends orienting core in future.

Core inspection by Coffey Mining showed that some holes contain uncut core billets of approximately 10cm long that have not been sampled, presumably for geotechnical stress testing and/or bulk density determinations. Coffey Mining also noted that the core that had been split using the chisel method, the remaining half core was completely fractured. The silicified core was not well split using this technique.

RC samples were collected at 2m intervals and quartered in riffle splitters. Sub-samples weighed approximately 8kg and were collected in cloth-lined sample bags.

Wet sample procedures, sample and reject storage, and sample security were not documented in the reports made available to Coffey Mining.

Digging and sampling procedures for the surface trenches were not available. The trench data was used in a very broad manner to help model the mineralized zones, but was not included in the actual resource estimation.

Diamond core was logged in detail for geological, structural and geotechnical information, including RQD (rock quality designation) and core recovery. Whole core was routinely photographed. Review by Coffey Mining of selected geological logs against actual core showed no significant discrepancies or inconsistencies.

Diamond core and RC chip logging have been conventional and appropriate.

Core recovery has been recorded for all drill holes at 2m intervals. Core recovery is generally 90-95% or higher and infrequently 70-80% or less. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

Sampling and Analysis

During the early exploration data verification was done by third party geologists and little information on quality assurance and quality control procedures (“QAQC”) is available. Until the end of 2004 core samples were processed by CIMM Peru as the primary laboratory. Occasionally quality control samples were analysed by secondary laboratories but it was difficult to make an assessment of the results because no independent reference materials were included in the sample stream during that period.

From 2004 onwards, more rigorous QAQC procedures were followed and appropriately documented. Coffey Mining reviewed the results obtained for standards, blanks, rejects and duplicates to determine the accuracy and precision achieved by CIMM Peru and ALS Chemex since 2004. Drilling, surveying, geological logging, sample preparation and assaying procedures have been completed to accepted industry standards.

For a detailed discussion on sampling and analysis, including a description of sampling methods, location, number, type, etc., identification of drilling, sampling and recovery factors that materially impact the accuracy or reliability of the results, a discussion of the sample quality, and quality control measures and data verifications procedures, please refer to sections 13 and 14 of the Technical Report.

La Arena Mineral Resources and Reserves

Mineral Resources

The La Arena resource estimate is based on the results of 340 diamond core holes (58,805m), 11 reverse circulation holes (1,186m), and 60 surface trenches (4,120m). The deposit has been drilled at a nominal spacing of 50m in the brecciated sandstone and 65m in the porphyry. The Mineral Resource for the La Arena Project is given in Table 1.7_1 below. Resources are confined within an optimum undiscounted cash flow pit shell based on US$1,050/oz Au and US$12/oz Ag for the copper-poor mineralization largely contained within the oxide sandstone (Cu < 300ppm) and a pit shell based on US$3.00/lb Cu and US$1,050/oz Au for the copper rich mineralization largely in primary and secondary porphyry. These metal prices, although current, are higher than the more conservative prices used for Mineral Reserves estimation and put a suitable economic constraint to the Resource.

La Arena Au-Cu Project Mineral Resource (July 31, 2010)

Material	Cutoff	Category	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Au (‘000 oz)	Cu (‘Mlb)	Ag ‘000 oz)
Oxide	0.11g/t	Indicated	79.6	0.41	0.01	0.08	1,050	-	172
	Au	Inferred	9.2	0.19	0.01	0.29	57	-	66
Secondary & Primary	0.1%	Indicated	225	0.27	0.35	-	1,932	1,722	-
	Cu	Inferred	178	0.21	0.30	-	1,216	1,171	-

The average molybdenum (“Mo”) grade is of the order of 40ppm. Although not included in the resources, recovery of Mo presents an economic opportunity of interest.

Mineral Reserves

The La Arena mineral reserve estimates are set forth in the following table.

La Arena Project Rio Alto Mineral Reserve (31 July 2010)

Ore Type	Oxide Ore			Secondary Ore			Primary Ore				All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0309	0.20	1320	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1567,000
Total	15.1	0.34	0.19	1331	0.36	0.52	160.2	0.38	0.38	187.3	0.29	1,748,000	0.38	1,574,000
*Rounded numbers may not sum exactly.

All key inputs for both the recent gold oxide feasibility work and the previous IAMGold PFS work have been reviewed by Coffey Mining and a pit optimisation using these updated parameters undertaken using Whittle software by Coffey Mining. The key input parameters used for estimating the mineral reserves are shown in the following table.

La Arena Project Coffey Mining Pit Optimisation Parameters

Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost	Sediment	$1.74 ore and waste	$1.74 ore and waste
($/t mined)	Porphyry	$1.82 ore and waste	$1.82 ore and waste*
Processing Cost ($/t Ore)		$2.22	$3.73
G & A Cost		$0.72**	$0.95
Mill Recovery	Au	80%	40%
	Cu	0%	88%
Slope Angles		38º and45º
Royalty		1.7%
*	Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The mineral reserves have been estimated using the following cutoff grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

La Arena Exploration Potential

In addition to the La Arena development project, the property includes several prospects that have been defined by a combination of soil geochemistry and limited exploration by diamond drilling (i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida).

Most exploration since discovery in 1994 has been focused on the La Arena Project deposit. Additional mineral occurrences and geochemical anomalies have been identified in the wider area of the property, but all have very limited drilling.

Four anomalies have been identified at La Florida in the southern part of the property:

  The Huangacocha gold anomaly in Chimu sandstone has been explored by 10 E-W orientated diamond core holes over a strike extent of 0.5km. The best holes intersected 84m @ 0.6g/t Au (DDH09), 64m @ 1.0g/t Au (DDH13), 26m @ 0.5g/t Au (DDH20), 12m @ 1.0g/t Au (DDH12) and 12m @ 0.2g/t (DDH19). Highest sample grades are 9.1g/t Au (DDH09) and 8.7g/t Au (DDH13). The mineralization appears to correlate to ENE structural breccia zones of up to 20m wide. Outcrop at Huangacocha ends in terminal moraine to the north.

  The South gold anomaly in breccia and strongly fractured siltstone has been explored by 2 diamond core holes and by 10m spaced channel samples in a 120m road cut. One hole returned 20m @ 0.2g/t Au (DDH01), and the other hole returned a highest assay of 0.39g/t Au. Favourable grades (>1g/t Au) were encountered in the road cut sampling.

  The North gold anomaly in steeply fractured sandstone and minor siltstone has been explored by 2 diamond core holes. The highest sample grade was 0.46g/t Au. The highest grade in surface samples was 0.8g/t Au. Sludge return samples had insignificant Au grades.

  Agua Blanca is both an epithermal (breccia) and porphyry (dacite) target. Six holes were drilled at the prospect, 3 diamond core holes and 3 reverse circulation holes. The best hole was an RC hole drilled towards the SSW, with 70m @ 0.7g/t Au. Limited sampling of the outcrop has been conducted to date. Arsenic values are high, up to 1.86% As.

Exploration surveys and interpretations completed to date within the La Arena Project have largely been planned, executed and supervised by expatriate and national personnel, supplemented by consultants and contractors for more specialised or technical roles. The data is considered to be of good quality.

RISK FACTORS

Overview

The Company's business consists of the exploration, development and exploitation of mineral properties and is subject to certain risks. The risks described below are not the only risks facing the Company and other risks now unknown to the Company may arise or risks now thought to be immaterial may become material. No guarantee is provided that other factors will not affect the Company in the future. Many of these risks are beyond the control of the Company.

General Risk Factors

Risks inherent given the nature of mining, mineral exploration and development projects in general

Mining operations generally involve a high degree of risk. The Company's operations are subject to the hazards and risks normally encountered in the exploration, development and production of minerals, including environmental hazards, explosions, unusual or unexpected geological formations or pressures and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development projects have no operating history upon which to base estimates of future cash operating costs. For development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Company has no revenue history

The Company has no history of revenue from operations. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as costs related to consultants, personnel, operating supplies and equipment associated with advancing exploration, development and commercial production of the La Arena Project or other properties in which the Company has an interest increase. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct time consuming development. There can be no assurance that the Company will generate any revenues or achieve profitability.

Liquidity concerns and future financings

The Company will require significant capital and operating expenditures in connection with the development of the La Arena Project or other properties in which the Company has an interest. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Disruptions in credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If future financing is not available to the Company when required, as a result of limited access to credit markets or otherwise, or is not available on acceptable terms, the Company may be unable to invest the capital for the Company’s development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could cause the Company to postpone or slow down its development plans, forfeit rights in some or all of the Company's properties or reduce or terminate some or all of its activities.

Risks Relating to the Company’s Business

Changes in the market prices for gold, copper and other minerals, which in the past have fluctuated widely, will affect the profitability of the Company’s operations and financial condition.

The Company’s profitability depends upon the world market price of gold, copper and other metals. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by factors including:

  industrial and retail supply and demand;

  exchange rates;

  expectations with respect to inflation rates;

  interest rates;

  changes in global economies;

  confidence in the global monetary system;

  forward sales of gold, copper and other metals by producers and speculators; and

  other global or regional political, social or economic events.

The supply of gold, copper and other metals consists of a combination of new mine production, recycled material and existing stocks held by governments, producers, speculators and consumers.

If the market prices for gold, copper or other metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, it may not be economically feasible to commence or continue production. This would materially and adversely affect production, profitability and the Company’s financial position. The Company may, depending on hedging practices, experience losses and may determine to discontinue operations or development of a project or mining at one or more of its properties. If the price of gold or copper declines significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Gold and copper prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold, copper and other metals are produced, a profitable market will exist for them. A decline in the market price of gold, copper or other minerals may also require the Company to write down its mineral properties which would have a material and adverse effect on its earnings and profitability and the Company’s ability to continue as a going concern.

The Company has a limited operating history and there can be no assurance of its ability to operate its projects profitably.

The Company has a short history of producing metals from its current properties. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  the availability and costs of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the La Arena Project. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations.

Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. The risks and hazards involved in mining include:

  environmental hazards;

  industrial accidents;

  labour disruptions;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  flooding;

  fires;

  metal losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

The Company’s operations may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future production activities.

Exploration on the Company’s existing exploration and mining tenements may prove unsuccessful. Mineable resources may become depleted resulting in a reduction of the value of those tenements and a diminution in the cash flow and cash reserves of the Company as well as possible relinquishment of the exploration and mining tenements.

The Company depends heavily on limited properties, and there can be no guarantee that the Company will successfully acquire additional commercially mineable mineral rights.

The La Arena Project accounts for the Company’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the La Arena Project such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations.

Risks Relating to the La Arena Project

There can be no assurance that the La Arena Project will be profitable.

The Company is primarily focused on the development of the La Arena Project and has commenced production in the La Arena Gold Oxide Mine. However, there can be no assurance that the La Arena Gold Oxide Mine will be profitable.

Failure to meet production targets and cost estimates will affect the Project and La Arena

Production costs on the La Arena Gold Oxide Mine may also be affected by increased stripping costs, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company’s ability to meet its obligations under the Gold Prepayment Facility, sales profitability, cash flow and overall financial performance.

Regulatory Requirements and Permitting

The current and future operations of the Company, including exploration or development activities and commencement of production on its properties require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, water use, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for the construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Company’s business is subject to potential political, social and economic instability in Peru

The Company’s mineral property interests are located in the Republic of Peru. Regardless of recent progress in restructuring its political institutions and revitalizing its economy, Peru’s history since the mid-1980s has been one of political and economic instability under both democratically elected and dictatorial governments. These governments frequently have intervened in the national economy and social structure, including periodically imposing various controls the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. Also, in June of this year, a national election in Peru resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Peru due to the risk of the government nationalizing the resource industries or otherwise imposing restrictions on mining companies. In one instance, the government issued a Supreme Decree revoking the previously-granted mining concession rights of a foreign company operating in Peru. There is no certainty that the government of Peru will not take steps to implement similar measures targeting the rest of the mining industry.

There is also the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest. Roadblocks by members of the local communities, unemployed people and unions can occur on national and provincial routes without notice. Civil disruptions may become more frequent if the economic situation in Peru significantly deteriorates. As of the date of this AIF, no such activities have occurred in the communities surrounding the La Arena Project and the

Company enjoys good relationships with the surrounding communities, but there is no assurance that such relationships will continue in the future.

In addition, risks of doing business in Peru include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and expropriation of assets, all of which could have a significant material adverse impact on the Company’s operations or profitability.

Changes in Peruvian regulations could increase the Company’s operating costs

The Company’s ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which it has no control.

The future administration of environmental laws and regulations is unknown as a result of the newly created Ministry of the Environment

The Peruvian Ministry of the Environment was created in May of 2008. This Ministry is in charge of the development and direction of the national environmental policy, control of the compliance of the national environmental legal framework by private and public entities, and imposing sanctions in any event of infringement of national environmental laws. Due to the recent creation of the Ministry of the Environment, the future administration of environmental laws and regulations in Peru is unknown at this time.

If Peru increases royalties or taxes in the future, there would be an adverse effect on the cost estimates that the Company has utilized in estimating mineralization, on its operating costs and on its anticipated profitability

The Company would be required to pay taxes in Peru on earnings generated from its Peruvian operations and these taxes are subject to change in the future. The Company’s estimates regarding the operating costs of the La Arena Project, which it has utilized in estimating mineralization, have assumed a current Peruvian tax rate, which may be increased in the future. Accordingly, the Company’s cost estimates may not represent an accurate statement of its future tax costs.

Currency fluctuations may affect the costs of doing business

The Company’s activities and principal business office is located in Peru. Gold, copper and other metals are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Peru may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company’s cost of doing business. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not currently utilize hedging programs to mitigate the effect of currency movements.

Operations in Peru are subject to foreign currency exchange fluctuations. With respect to the Peruvian currency, the Company will transfer funds to its Peruvian subsidiary on an as needed basis to avoid significant exposure to currency fluctuations. The Company may suffer losses due to adverse foreign currency fluctuations.

Peru has a history of labour strife and unrest which may affect the costs of doing business

Labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may materially impact operations.

Mineral resource and mineral reserve estimates may be inaccurate

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimates are a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between management's assumptions, including economic assumptions such as metal prices, market conditions and actual events could have a material adverse effect on the Company's mineral reserve estimates, financial position and results of operations.

Environmental, health and safety regulation and enforcement will affect the Company’s activities

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental, health and safety legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Title to property interests may be unreliable

No assurances can be given that title defects to the properties in which the Company has an interest do not exist. These properties may be subject to prior unregistered agreements, interests or other land claims and title may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates.

Title to mineral interests in some jurisdictions, is often not susceptible of determination without incurring substantial expense. In accordance with industry practice, the Company conducts such title reviews in connection with its properties as it believes are commensurate with the value of such properties.

Uninsured risks exist and may affect certain values

The Company maintains insurance to cover normal business risks. In the course of exploration and development of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including explosions, rock bursts, cave-ins, fire and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares.

Key-Man performance and liability insurance factors should be considered

The success of the Company will be largely dependent upon the performance of its key officers. The Company has not, as yet, purchased any "key-man" insurance with respect to any of its directors, officers, key employees and has no current plans to do so.

Although the Company obtains liability insurance in an amount which management considers adequate, the nature of the risks for mining companies is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition. In particular, the Company does not currently carry and does not intend to obtain any political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks or other hazards resulting mining activities is prohibitively expensive.

The Company’s Operations in Peru

La Arena Project is located in Peru. As in any jurisdiction, mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry and/or political instability. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Peru as a developing country may make it more difficult to obtain any required exploration financing for projects. The effect of all of these factors cannot be accurately predicted. There are risks relating to an uncertain or unpredictable political environment in Peru.

Foreign Subsidiary

The Company conducts operations through foreign (Peruvian) subsidiaries, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Competition could have material adverse effects

The Company competes with many other companies that have substantially greater resources. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund the Company's operations and develop its properties. The Company's inability to compete with other companies for these resources would have a material adverse effect on the Company's results of operations and business.

Dependence on outside parties and their performance are a factor

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If parties whose work is relied upon are negligent or whose work is deficient or is not completed in a timely manner, it could have a material adverse effect on the Company.

Ability to attract and retain qualified personnel will determine the Company’s success

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, it will require additional key financial, administrative and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Availability of reasonably priced raw materials and mining equipment

The Company will require a variety of materials in its business as well as a wide variety of mining equipment. To the extent these materials or equipment are unavailable or available only at significantly increased prices, the Company's production and financial performance could be adversely impacted.

Share price fluctuations will likely occur

The market price of securities of many companies, particularly development stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance or the underlying asset values of prospects of such companies. There can be no assurance that fluctuations in the Common Share price will not occur.

Dilution and future sales of Common Shares will be at the discretion of the Company

The Company may issue additional shares in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series and shareholders will have no pre-emptive rights in connection with further issuances. The directors of the Company have the discretion to determine the provisions attaching to any series of preferred shares and the price and terms of further issuances of Common Shares.

Dividends may not be payable

The future payment of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the financial condition and other factors which the Board of Directors may consider appropriate in the circumstances. The Company has not paid any dividends since its inception and it is not anticipated that dividends will be paid in the immediate or foreseeable future.

Conflicts of interest exist

There are potential conflicts of interest which the directors and officers of the Company may be subject in connection with the operations of the Company. Some of the directors and officers of the Company are engaged in the mining industry, and situations may arise where directors and officers will be in direct conflict with the Company. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA, and the applicable statutes of the jurisdictions of the Company of the Company's subsidiaries.

DIVIDENDS

The Company has no dividend policy. No dividends have been declared in the three most recently completed financial years of the Company. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the Company's earnings, financial requirements and other conditions existing at the relevant time.

CAPITAL STRUCTURE

General Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series. As at May 31, 2011, 168,557,582 Common Shares were issued and outstanding as fully paid and non-assessable shares and no Preferred Shares were issued and outstanding. At the Effective Date, there are 168,750,082 Common Shares issued and outstanding as fully paid and non-assessable shares.

Common Shares

The holders of the Common Shares are entitled to receive notice of and attend any meeting of the Company's shareholders and are entitled to one vote for each Common Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attaching to any other class of shares, the holders of the Common Shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Company and are entitled to receive the remaining property upon liquidation of the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the Board of Directors of the Company, who may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. As at the date hereof, there are no Preferred Shares issued and outstanding. The Preferred Shares of each series shall, with respect to dividends, liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences and priorities over the Common Shares and any other shares of the Company ranking junior to such series of Preferred Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed and posted for trading on the TSX-V under the stock market symbol "RIO". The following table sets forth the price range (high and low) of the Common Shares and volume traded on the TSX-V for the periods indicated.

	Price (C$)
	High	Low	Volume
May 2010	$0.82	$0.70	5,790,492
June 2010	0.73	0.65	4,824,545
July 2010	0.84	0.60	4,905,573
August 2010	1.07	0.79	2,868,089
September 2010	1.47	0.97	7,666,036
October 2010	1.81	1.21	6,196,223
November 2010	1.84	1.51	9,007,709
December 2010	2.50	1.75	14,284,274
January 2011	2.73	2.09	9,686,590
February 2011	2.51	2.20	5,734,791
March 2011	2.48	1.90	9,609,339
April 2011	2.30	1.69	19,548,153
May 2011	2.78	1.83	24,529,942
June 2011	2.46	1.76	24,437,803
July 2011	2.39	1.95	12,128,971
August 1 - August 29, 2011	2.45	1.96	11,068,359

The Common Shares of the Company have been listed and posted for trading on the Bolsa de Valores de Lima since October 28, 2009, with no trades occurring in October, 2009. The following table sets forth the price range (high and low) of the Common Shares in U.S. dollars and volume traded on the Bolsa de Valores de Lima for the periods indicated.

	Price (US$)
	High	Low	Volume
February 2010	$0.45	$0.38	2,684,335
March 2010	0.83	0.47	11,852,253
April 2010	0.86	0.77	4,471,699
May 2010	0.78	0.70	3,500,256
June 2010	0.70	0.67	2,967,198
July 2010	0.78	0.60	3,712,056
August 2010	1.00	0.75	3,898,648
September 2010	1.43	0.91	10,007,731
October 2010	1.52	1.23	5,915,638
November 2010	1.83	1.52	7,168,340
December 2010	2.49	1.74	8,162,038
January 2011	2.65	2.11	7,131,897
February 2011	2.51	2.20	3,678,327
March 2011	2.51	2.00	7,528,472
April 2011	1.88	1.78	13,513,416
May 2011	2.69	1.94	10,416,216
June 2011	2.48	1.90	11,963,779
July 2011	2.60	2.10	4,627,528
August 1 - August 29, 2011	2.45	2.00	5,238,611

The following table summarizes the issuances of securities convertible into Common Shares for the year ended May 31, 2011.

Date of Issuance	Securities	Number of Securities	Price per Security
Jun 15, 2010	Stock Options	150,000(1)	Not Applicable
Aug 9, 2010	Stock Options	100,000(2)	Not Applicable
Sep 20, 2010	Stock Options	1,050,000(3)	Not Applicable
Sep 20, 2010	Stock Options	1,050,000(4)	Not Applicable
Nov 5, 2010	Stock Options	500,000(5)	Not Applicable
Dec 6, 2010	Stock Options	250,000(6)	Not Applicable
Jan 20, 2011	Warrants	1,683,60(7)	Not Applicable
Mar 11, 2011	Stock Options	385,000(8)	Not Applicable
May 11, 2011	Stock Options	180,000(9)	Not Applicable

(1)	These options were issued to a consultant of the Company. The exercise price is $0.75 per Common Share and the expiration date is Jun 30, 2011.
(2)	These options were issued to a consultant of the Company. The exercise price is $0.80 per Common Share and the expiration date is Aug 1, 2011.
(3)	These options were issued to Directors and Officers of the Company. The exercise price is $1.80 per Common Share and the expiration date is Sep 20, 2015.
(4)	These options were issued to employees and consultants of the Company. The exercise price is $1.50 per Common Share and the expiration date is Sep 20, 2015.
(5)	These options were issued to new Officers of the Company. The exercise price is $1.90 per Common Share and the expiration date is Nov 5, 2015.
(6)	These options were issued to a new Officer of the Company. The exercise price is $2.00 per Common Share and the expiration date is Dec 6, 2015.
(7)

These warrants were issued to a syndicate of underwriters in connection with a $57.5 Million private placement closed on January 20, 2011. The exercise price is $2.05 per Common Share and the expiration date is Jan 20, 2013.

(8)	These options were issued to two new Directors and one new employee of the Company. The exercise price is $2.39 per Common Share and the expiration date is Mar 11, 2016.
(9)	These options were issued to a new Director of the Company. The exercise price is $2.15 per Common Share and the expiration date is May 11, 2016.

All options were granted under the Company's Stock Option Plan approved by shareholders of the Company on September 29, 2010.

ESCROWED SECURITIES

As at May 31, 2011, the Company has the following escrowed securities:

	Number of Securities held in Escrow
Designation of Class	as at May 31, 2010	Percentage of Class

Common Shares	2,134,499(1)	1.26%

Note:

(1)	These Common Shares were held in escrow pursuant to voluntary escrow agreement among certain shareholders and Davis LLP.:

As at the Effective Date, all Common Shares have been released from escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the names and municipalities of residence of the current directors and executive officers of the Company, their respective positions and offices with the Company and date first appointed or elected as a director and/or executive officer and their principal occupation(s) within the past five years.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Klaus Zeitler(1)(2) West Vancouver, BC, Canada	Chairman and a Director since June 25, 2009
Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a Ph.D in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining Ltd., later Inmet Inc., a Toronto Stock Exchange listed company with assets of over $3 billion and base metal and gold mines in different parts of the world. After having been a director of Teck Cominco for many years, Dr. Zeitler joined Teck Cominco in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President and CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Alexander Black San Isidro, Lima, Peru	Chief Operating Officer and a Director since June 25, 2009 and President since June 2, 2010
Alex Black lives in Lima, Peru and has 28 years experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining  Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSX-V shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).

Anthony Hawkshaw Vancouver, BC, Canada	Chief Financial Officer and a Director since June 25, 2009
Mr. Hawkshaw was a Chartered Accountant and holds a Bachelor Degree in Business Management from the Ryerson University. Since 2007 to present, Mr. Hawkshaw was a director of Rio Alto Mining S.A.C. From 2005 to 2007, Mr. Hawkshaw was the CFO of Grove Energy Limited, a London and Toronto listed oil and gas development company. In 2004, Mr. Hawkshaw was the CFO of Chariot Resources Limited for a period of 12 months. Prior to Chariot, Mr. Hawkshaw was CFO of Pan American Silver Corp. from 1995 to 2003. With more than 25 years’ experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has extensive experience in the marketing of metals in refined and concentrate form and in metals trading. He has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencies. Mr. Hawkshaw is a director of various junior mining companies.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Roger Norwich(1)(2) St. Magloire, Sark, Channel Islands	Director since May 2007
Dr Roger Norwich a dual graduate of Manchester University worked as an oil exploration Geologist for Texaco after graduation and gained experience in the North Sea,,the Gulf of Mexico and the Permian Basin. Having served as Chairman of a London AIM listed oil and gas exploration company he was a founding Director of TSX-V listed Mexican Silver Mines and subsequent to the take over and merger with Rio Alto Mining has remained on the Board as an Independent Director. Dr Norwich is non-Executive Chairman of Grupo Minero Panuco based in Mexico with extensive Copper, Gold and Molybdenum production assets. In June 2011 Roger Norwich joined the Board of Directors of Inkron Limited, a private company based in Hong Kong which is involved in nanometal production for the electronics industry especially nanocopper and nanosilver.

Drago Kisic(1) Lima, Peru	Director since March 15, 2010
Mr. Kisic specializes in investment banking, finance and macroeconomics. He holds a B.S. from Pontificia Universidad Católica del Perú and a Masters degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL- Peru. Mr. Kisic is a member of the board of CEMENTOS LIMA (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey and Teditex (textile related companies); and Banco Financiero (a commercial bank). Currently, he is President of Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL).

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Victor Gobitz Lima, Peru	Director since March 8, 2011
Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Masters degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Boards of Directors of two public mining companies listed on Bolsa de Valores de Lima, Volcan Compañía Minera and Castrovirreyna Compañía Minera. Mr.Gobitz has extensive experience in the start up and expansion of mining projects and currently is the CEO of Corporación Minera Castrovirreyna, Director of the Peruvian Mining Safety Institute – ISEM and Member of the Board of the Peruvian Corps of Engineers, Chapter of Mining Engineers - CIP.

Sidney Robinson Toronto, Ontario, Canada	Director since March 8, 2011
Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the TSX, Amerigo Resources Inc. and Chartwell Seniors Housing Real Estate Investment Trust and one private company, Butterfield & Robinson Inc.

Ram Ramachandran (1) Toronto, Ontario, Canada	Director since May 11, 2011
Mr. Ramachandran is the Chief Financial Officer of CanAlaska Uranium Ltd. and Purepoint Uranium Inc., both TSX-V companies. Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 10 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran also currently serves as a director of White Tiger Gold Ltd. (TSX).

Daniel Kenney(2)(3) Calgary, Alberta, Canada	Corporate Secretary since May, 2007 and a Director since April 2008	Partner with the law firm of Davis LLP since September 2004.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee
(3)	Mr. Kenney will not stand for re-election has a director of the Company, but shall continue as Corporate Secretary.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly or exercised control or direction over, 13,719,754 Common Shares or approximately 8.13% of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form, has been a director, a chief executive officer or a chief financial officer of any company (including the Company), that:

(a)

was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

(c)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date of this Annual Information Form, has been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within the past ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Audit Committee

The composition of the Audit Committee is as follows.

Mr. Drago Kisic is both is financially literate and independent. Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Peru and a Masters of Philosophy degree from Oxford University. He serves as a director of several companies, and has been the President of the Peruvian securities and companies’ regulatory authority, a Vice-President of the Lima Stock Exchange, and an advisor to the Executive Director of the World Bank. Mr. Kisic was the founding partner and is a director of MACROCONSULT and MARCOINVEST and as such has worked with a number of international banks to advise the

Peruvian Government during its privatization process for mining companies and telephone and telecommunications companies. Mr. Kisic’s education and business experience provides him with an understanding of the accounting principles used by the Company to prepare its consolidated financial statements and to access the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. His experience also includes an understanding of internal control procedures for financial reporting and an ability to analyze and evaluate financial statements with a level of complexity comparable to the breadth and level of complexity involved in the preparation of the Company’s financial statements.

Dr. Klaus Zeitler is independent and financially literate. Dr. Zeitler is a director of numerous reporting issuers and has experience in the analysis and evaluation of financial statements, an understanding of internal control systems and financial reporting procedures.

Dr. Roger Norwich is independent and financially literate. Dr. Norwich has been a director of numerous reporting issuers and has experience in the analysis and evaluation of financial statements, an understanding of internal control systems and financial reporting procedures.

Mr. Ram Ramachandran is the Chairman of the Audit Committee and is independent and financially literate. Mr. Ramachandran is currently the Chief Financial Officer of two TSX-V listed companies and has over 25 years of financial reporting experience in a multitude of capacities.

The Audit Committee has procedures requiring that certain non-audit services be pre-approved. Such procedures are set out in the text of the Audit Committee Charter attached as Schedule A to this Annual Information Form.

The aggregate fees billed by the Company’s external auditors in each of the two fiscal years noted below for audit and other fees are as set out in the following table.

Year Ended May 31	Audit Related	Taxation Related	Other	Total
2009	$65,532	$3,750	$8,839	$78,121
2010	$55,880	$14,000	$35,598	$105,478
2011	$166,500	$5,000	$0	$171,500

Conflicts of Interest

Certain directors and officers of the Company and its subsidiaries are associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with corporate laws, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Company will only be able to devote part of their time to the affairs of the Company. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of the Company’s knowledge, there were no legal proceedings during the year ended May 31, 2011, to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated during the financial year ended May 31, 2011.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the Common Shares or any Associate or Affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company, except that:

Alex Black and Anthony Hawkshaw were former directors, officers and founders of RAML. The Company acquired a 100 per cent ownership interest in RAML and subsequently was amalgamated with Rio Alto as previously described under “General Development of the Business. Each on Mr. Black and Mr. Hawkshaw and their families were the beneficial owners of more than 10% of RAML and each of them became officers and directors of the Company as a result of the acquisition of RAML and amalgamation of RAML and Rio Alto.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Olympia Trust Company at its Calgary office located at 2300, 125 - 9 Avenue SE., Calgary, Alberta, T2G 0P6.

MATERIAL CONTRACTS

Other than contracts which were entered into in the ordinary course of business, the only contract the Company has entered into the following material contracts during the most recently completed financial year ended May 31, 2011 or before the most recently completed financial year but that are still in effect is the Gold Prepayment Facility.

INTERESTS OF EXPERTS

Names of Experts

Messrs. Kirk, Nicholls, Corley and Witt are "qualified persons", as defined in NI 43-101, and the authors responsible for the preparation of the Technical Report.

Interests of Experts

The Company's auditor was Davidson and Company LLP, Chartered Accountants, who have audited the Company's Consolidated Financial Statements for the financial year ended May 31, 2011. The Company appointed Grant Thornton LLP, Chartered Accountants, as auditor of the Company effective October 26, 2010.

To the best knowledge of the Company, none of the qualified persons named under "Names of Experts" referenced above , when or after they prepared the statement, report or valuation, has received any interest, directly or indirectly, in the securities of the Company or its Associates or Affiliates, nor do they expect to receive or acquire any such interests.

ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's Management Information Circular and Proxy Statement for its annual meeting of shareholders to be held on September 29, 2011.

Additional financial information is provided in the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the financial year ended May 31, 2011 which are available on SEDAR.

Copies of the foregoing documents and this Annual Information Form and any document, incorporated by reference in this Annual Information Form may be obtained by accessing SEDAR, the electronic system recording Canadian public securities filings, at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE CHARTER

I.	Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

  Review and appraise the performance of the Corporation’s external auditors.

  Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

II.	Composition

The Committee shall be comprised of three or more directors as determined by the Board of Directors, the majority of whom shall be independent directors, pursuant to the policies of the TSX-V.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

IV.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.

Review the Corporation's financial statements, MD&A and any annual and interim earnings press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.	Require the external auditors to report directly to the Committee.

4.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

5.

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation and confirming their independence from the Corporation.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9.	Review with management and the external auditors the terms of the external auditors’ engagement letter.

10.

At each meeting, may consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

11.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

12.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent (5%) of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Process

14.	In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

15.	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

16.	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

17.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19.	Review any significant disagreement among management and the external auditors regarding financial reporting.

20.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21.	Review the certification process.

22.	Establish procedures for:

i.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

ii.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

23.	Review disclosure of any related-party transactions.

V.	Authority

The Committee may:

(a)	engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.